December 8, 2005

Room 4561

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

Re:	Palomine Mining Inc.
	Amendment no. 5 to Form SB-2
	Filed November 15, 2005
	Registration no. 333-123465

Dear Mr. Larabie:

      We have the following comments on your amendment.

General

1. Amendment Nos. 4 and 5 fail to include the audit report of Morgan
& Co. for August 13, 2004 through January 31, 2005. Please revise.
2. Please file an updated legality opinion.

Closing

      Please contact Terence O`Brien, Accounting Branch Chief, at
(202) 551-3355 with any questions on your financial statements.
Other
questions may be directed to Hugh Fuller at (202) 551-3853 or me at
(202) 551-3730.

      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director



CC:	Joseph J. Emas
      Attorney at Law
	1224 Washington Avenue
	Miami Beach, FL 33139
	Fax no. (305) 531-1274